EXHIBIT 99.1

 To:             Alberta Securities Commission
                 British Colombia Securities Commission
                 KWCO, PC
                 KPMG LLP, Chartered Accountants


NOTICE IS HEREBY GIVEN that, on the advice of the Audit Committee of Chelsea Oil and Gas Ltd. (the "COMPANY"), the Board of Directors of the Company resolved that:

     a. The termination of KWCO, PC as auditors of the Company be effective March 31, 2014; and

     b. KPMG LLP, Chartered Accountants, be appointed as auditors of the Company to be effective March 31, 2014, to hold office until the next annual meeting and remuneration to be fixed by the directors

In accordance with National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") we confirm that:

     a. The Audit Committee of the Board of Directors made the recommendation for the change of auditors and therefore has terminated KWCO, PC as auditor for the Company;

     b. KWCO, PC, has not expressed any reservation or modified opinion in its reports for the two most recently completed financial years for which KWCO, PC issued an audit report in respect of the Company as of the date of this notice;

     c. The resignation of KWCO, PC and appointment of KPMG LLP, Chartered Accountants as auditors of the Company were both considered and approved by the Audit Committee and the Board of Directors of the Company;

     d. In the opinion of the Company, and the Board of Directors of the Company, there have been no Reportable Events as defined in NI 51-102 in connection with the audits of the two most recently completed financial years of the Company, nor any period from the most recently completed period for which KWCO, PC issued an audit report in respect of the Company and the date of this notice; and

     e. The notice, termination, and letters of the auditors have been reviewed by the Audit Committee and the Board of Directors.

Dated April 5, 2014

By: /s/ Jesse Meidl
--------------------
Name: Jesse Meidl
Title: Chief Executive Officer